UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 65)

HEARST-ARGYLE TELEVISION, INC.

(Name of Issuer)

SERIES A COMMON STOCK

(Title of Class of Securities)

422317 10 7

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10019

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Richard D. Pritz, Esq.

Kathleen L. Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

June 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST BROADCASTING, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 74,399,682
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 74,399,682
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,399,682
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.3%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST HOLDINGS, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 74,399,682
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 74,399,682
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,399,682
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.3%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST CORPORATION
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 74,399,682
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 74,399,682
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,399,682
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.3%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST FAMILY TRUST
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 74,399,682
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 74,399,682
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,399,682
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.3%
14.		TYPE OF REPORTING PERSON OO (Testamentary Trust)

SCHEDULE 13D

This Amendment No. 65 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement"). Amendments No. 51 through 55 were filed as part of a Schedule TO-T, originally filed on September 14, 2007, and amended on September 20, 2007, September 25, 2007, October 3, 2007 and October 15, 2007.

Item 2. Identity and Background.

Item 2 is amended as follows:

Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $10,189,884. Hearst Broadcasting used its working capital and the working capital of one or more of its affiliates to make such purchases.

Item 4.	Purpose of Transaction.

Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6. In addition, on June 23, 2008, the Issuer redeemed all of its outstanding Series B Preferred Securities, including the 500,000 Series B Preferred Securities held by Hearst Broadcasting.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of June 23, 2008, the Reporting Persons owned 33,101,034 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock (collectively, the “Securities”). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Prior to June 23, 2008, the Reporting Persons owned 500,000 Series B Preferred Securities, which were convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a one-for-one basis and, following such conversion, were required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. On June 23, 2008, all of the Reporting Persons’ Series B Preferred Securities were redeemed by the Issuer for an aggregate purchase price of $26,182,291.67 (including accrued and unpaid interest). Under the definition of “beneficial ownership” as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of the Securities and the underlying Series A Common Stock. The Trust, as the owner of all of Hearst’s issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings’ issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting’s issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. If Hearst Broadcasting were to convert all of its convertible Securities, Hearst Broadcasting would own an approximately 79.3% ownership interest in the Issuer (on a fully diluted basis) based on the combined number of 93,878,024 outstanding shares of Class A Common Stock and Class B Common Stock reported by the Issuer as being outstanding as of April 25, 2008, as per the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 2, 2008.

(c) Since filing Amendment No. 64 to the Statement, Hearst Broadcasting purchased 518,756 shares of Series A Common Stock of the Issuer pursuant to open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

Date	# of Shares	Price per Share ($)	Cost ($)
5/28/2008	600	20.58	12,348.00
5/28/2008	800	20.59	16,472.00
5/28/2008	600	20.63	12,378.00
5/28/2008	1,400	20.64	28,896.00
5/28/2008	200	20.65	4,130.00
5/28/2008	1,500	20.66	30,990.00
5/28/2008	600	20.67	12,402.00
5/28/2008	1,000	20.68	20,680.00
5/28/2008	300	20.69	6,207.00
5/28/2008	200	20.73	4,146.00
5/28/2008	600	20.74	12,444.00
5/28/2008	1,100	20.75	22,825.00
5/28/2008	500	20.76	10,380.00
5/28/2008	1,000	20.77	20,770.00
5/28/2008	700	20.78	14,546.00
5/28/2008	2,600	20.79	54,054.00
5/28/2008	1,500	20.80	31,200.00
5/28/2008	600	20.81	12,486.00
5/28/2008	1,400	20.83	29,162.00
5/28/2008	2,500	20.84	52,100.00
5/28/2008	100	20.85	2,085.00
5/28/2008	5,000	20.86	104,300.00

5/28/2008	100	20.87	2,087.00
5/28/2008	2,500	20.88	52,200.00
5/28/2008	2,300	20.90	48,070.00
5/28/2008	2,000	20.92	41,840.00
5/28/2008	2,000	20.94	41,880.00
5/28/2008	2,000	20.95	41,900.00
5/28/2008	2,000	20.98	41,960.00
5/28/2008	2,000	21.00	42,000.00

5/29/2008	1,300	20.65	26,845.00
5/29/2008	1,300	20.66	26,858.00
5/29/2008	200	20.67	4,134.00
5/29/2008	4,900	20.68	101,332.00
5/29/2008	5,600	20.69	115,864.00
5/29/2008	1,000	20.81	20,810.00
5/29/2008	900	20.85	18,765.00
5/29/2008	100	20.89	2,089.00
5/29/2008	2,900	21.18	61,422.00
5/29/2008	1,000	21.19	21,190.00
5/29/2008	1,400	21.20	29,680.00
5/29/2008	2,400	21.21	50,904.00
5/29/2008	200	21.22	4,244.00
5/29/2008	3,300	21.23	70,059.00

5/30/2008	1,000	21.00	21,000.00
5/30/2008	3,000	21.01	63,030.00
5/30/2008	2,000	21.03	42,060.00
5/30/2008	1,000	21.04	21,040.00
5/30/2008	2,000	21.05	42,100.00
5/30/2008	2,000	21.06	42,120.00
5/30/2008	500	21.07	10,535.00
5/30/2008	2,000	21.08	42,160.00
5/30/2008	1,500	21.10	31,650.00
5/30/2008	100	21.11	2,111.00
5/30/2008	2,800	21.12	59,136.00
5/30/2008	2,000	21.13	42,260.00

5/30/2008	1,200	21.14	25,368.00
5/30/2008	1,200	21.18	25,416.00
5/30/2008	400	21.24	8,496.00
5/30/2008	500	21.31	10,655.00
5/30/2008	600	21.35	12,810.00
5/30/2008	100	21.36	2,136.00
5/30/2008	200	21.37	4,274.00
5/30/2008	1,000	21.42	21,420.00
5/30/2008	900	21.43	19,287.00

6/2/2008	400	20.96	8,384.00
6/2/2008	100	20.98	2,098.00
6/2/2008	100	21.00	2,100.00
6/2/2008	400	21.03	8,412.00
6/2/2008	800	21.05	16,840.00
6/2/2008	500	21.07	10,535.00
6/2/2008	200	21.11	4,222.00
6/2/2008	400	21.12	8,448.00
6/2/2008	100	21.13	2,113.00
6/2/2008	700	21.14	14,798.00
6/2/2008	3,200	21.15	67,680.00
6/2/2008	1,800	21.16	38,088.00
6/2/2008	800	21.17	16,936.00
6/2/2008	1,400	21.18	29,652.00
6/2/2008	1,300	21.19	27,547.00
6/2/2008	700	21.20	14,840.00
6/2/2008	3,500	21.21	74,235.00
6/2/2008	2,900	21.22	61,538.00
6/2/2008	2,000	21.23	42,460.00
6/2/2008	800	21.25	17,000.00
6/2/2008	400	21.26	8,504.00
6/2/2008	400	21.28	8,512.00
6/2/2008	1,100	21.29	23,419.00

6/3/2008	100	21.07	2,107.00
6/3/2008	300	21.08	6,324.00

6/3/2008	100	21.37	2,137.00
6/3/2008	2,800	21.40	59,920.00
6/3/2008	1,500	21.41	32,115.00
6/3/2008	400	21.42	8,568.00
6/3/2008	200	21.43	4,286.00
6/3/2008	2,100	21.44	45,024.00
6/3/2008	100	21.46	2,146.00
6/3/2008	900	21.49	19,341.00
6/3/2008	2,800	21.50	60,200.00
6/3/2008	1,400	21.51	30,114.00
6/3/2008	1,700	21.52	36,584.00
6/3/2008	1,300	21.53	27,989.00
6/3/2008	2,500	21.54	53,850.00
6/3/2008	2,500	21.55	53,875.00
6/3/2008	3,800	21.56	81,928.00

6/4/2008	500	21.47	10,735.00
6/4/2008	300	21.59	6,477.00
6/4/2008	1,000	21.60	21,600.00
6/4/2008	1,900	21.61	41,059.00
6/4/2008	1,500	21.62	32,430.00
6/4/2008	1,500	21.63	32,445.00
6/4/2008	800	21.64	17,312.00
6/4/2008	100	21.65	2,165.00
6/4/2008	1,100	21.66	23,826.00
6/4/2008	700	21.67	15,169.00
6/4/2008	200	21.68	4,336.00
6/4/2008	600	21.69	13,014.00
6/4/2008	1,000	21.70	21,700.00
6/4/2008	100	21.71	2,171.00
6/4/2008	600	21.72	13,032.00
6/4/2008	1,100	21.73	23,903.00
6/4/2008	2,856	21.74	62,089.44
6/4/2008	8,600	21.75	187,050.00

6/5/2008	200	21.57	4,314.00

6/5/2008	100	21.62	2,162.00
6/5/2008	1,300	21.64	28,132.00
6/5/2008	1,500	21.65	32,475.00
6/5/2008	600	21.74	13,044.00
6/5/2008	2,700	21.77	58,779.00
6/5/2008	1,800	21.78	39,204.00
6/5/2008	600	21.79	13,074.00
6/5/2008	100	21.80	2,180.00
6/5/2008	100	21.81	2,181.00
6/5/2008	400	21.82	8,728.00
6/5/2008	3,800	21.83	82,954.00
6/5/2008	200	21.84	4,368.00
6/5/2008	1,100	21.85	24,035.00
6/5/2008	800	21.86	17,488.00
6/5/2008	300	21.87	6,561.00
6/5/2008	3,800	21.88	83,144.00
6/5/2008	2,400	21.89	52,536.00
6/5/2008	1,600	21.90	35,040.00

6/6/2008	400	21.32	8,528.00
6/6/2008	200	21.33	4,266.00
6/6/2008	200	21.36	4,272.00
6/6/2008	700	21.37	14,959.00
6/6/2008	1,200	21.38	25,656.00
6/6/2008	100	21.39	2,139.00
6/6/2008	200	21.40	4,280.00
6/6/2008	500	21.41	10,705.00
6/6/2008	800	21.42	17,136.00
6/6/2008	1,600	21.43	34,288.00
6/6/2008	1,300	21.44	27,872.00
6/6/2008	600	21.45	12,870.00
6/6/2008	400	21.46	8,584.00
6/6/2008	100	21.48	2,148.00
6/6/2008	600	21.49	12,894.00
6/6/2008	2,100	21.50	45,150.00
6/6/2008	1,900	21.51	40,869.00

6/6/2008	500	21.52	10,760.00
6/6/2008	200	21.54	4,308.00
6/6/2008	100	21.55	2,155.00
6/6/2008	100	21.56	2,156.00
6/6/2008	500	21.57	10,785.00
6/6/2008	100	21.58	2,158.00
6/6/2008	1,100	21.59	23,749.00
6/6/2008	300	21.60	6,480.00
6/6/2008	2,600	21.61	56,186.00
6/6/2008	1,700	21.62	36,754.00
6/6/2008	700	21.63	15,141.00
6/6/2008	1,600	21.64	34,624.00
6/6/2008	100	21.68	2,168.00
6/6/2008	100	21.70	2,170.00
6/6/2008	1,200	21.71	26,052.00
6/6/2008	700	21.72	15,204.00

6/9/2008	500	21.22	10,610.00
6/9/2008	600	21.25	12,750.00
6/9/2008	400	21.26	8,504.00
6/9/2008	500	21.29	10,645.00
6/9/2008	300	21.30	6,390.00
6/9/2008	100	21.31	2,131.00
6/9/2008	400	21.32	8,528.00
6/9/2008	1,700	21.33	36,261.00
6/9/2008	1,100	21.34	23,474.00
6/9/2008	200	21.35	4,270.00
6/9/2008	600	21.36	12,816.00
6/9/2008	1,000	21.37	21,370.00
6/9/2008	1,000	21.38	21,380.00
6/9/2008	2,600	21.39	55,614.00
6/9/2008	1,700	21.40	36,380.00
6/9/2008	3,700	21.41	79,217.00
6/9/2008	700	21.42	14,994.00
6/9/2008	900	21.43	19,287.00
6/9/2008	2,400	21.44	51,456.00

6/9/2008	700	21.45	15,015.00
6/9/2008	100	21.48	2,148.00

6/10/2008	200	21.25	4,250.00
6/10/2008	100	21.31	2,131.00
6/10/2008	100	21.34	2,134.00
6/10/2008	200	21.35	4,270.00
6/10/2008	200	21.37	4,274.00
6/10/2008	1,400	21.38	29,932.00
6/10/2008	1,200	21.39	25,668.00
6/10/2008	200	21.40	4,280.00
6/10/2008	2,900	21.41	62,089.00
6/10/2008	3,017	21.42	64,624.14
6/10/2008	100	21.48	2,148.00
6/10/2008	100	21.52	2,152.00
6/10/2008	700	21.53	15,071.00
6/10/2008	200	21.54	4,308.00
6/10/2008	200	21.55	4,310.00
6/10/2008	400	21.56	8,624.00
6/10/2008	4,500	21.57	97,065.00
6/10/2008	1,700	21.58	36,686.00
6/10/2008	300	21.59	6,477.00
6/10/2008	600	21.60	12,960.00
6/10/2008	2,300	21.61	49,703.00
6/10/2008	183	21.62	3,956.46

6/11/2008	400	21.17	8,468.00
6/11/2008	100	21.20	2,120.00
6/11/2008	700	21.22	14,854.00
6/11/2008	100	21.23	2,123.00
6/11/2008	200	21.24	4,248.00
6/11/2008	2,400	21.25	51,000.00
6/11/2008	1,300	21.26	27,638.00
6/11/2008	800	21.27	17,016.00
6/11/2008	300	21.29	6,387.00
6/11/2008	200	21.31	4,262.00

6/11/2008	100	21.32	2,132.00
6/11/2008	700	21.33	14,931.00
6/11/2008	1,200	21.34	25,608.00
6/11/2008	2,700	21.35	57,645.00
6/11/2008	1,200	21.36	25,632.00
6/11/2008	2,600	21.37	55,562.00
6/11/2008	2,100	21.38	44,898.00
6/11/2008	1,200	21.39	25,668.00
6/11/2008	500	21.40	10,700.00
6/11/2008	400	21.41	8,564.00
6/11/2008	1,500	21.42	32,130.00
6/11/2008	600	21.43	12,858.00
6/11/2008	900	21.45	19,305.00

6/12/2008	600	21.31	12,786.00
6/12/2008	2,000	21.32	42,640.00
6/12/2008	500	21.36	10,680.00
6/12/2008	700	21.44	15,008.00
6/12/2008	1,200	21.50	25,800.00
6/12/2008	7,000	21.55	150,850.00
6/12/2008	2,000	21.60	43,200.00
6/12/2008	3,000	21.64	64,920.00
6/12/2008	2,500	21.65	54,125.00
6/12/2008	2,500	21.67	54,175.00

6/13/2008	100	21.54	2,154.00
6/13/2008	600	21.55	12,930.00
6/13/2008	1,400	21.56	30,184.00
6/13/2008	500	21.57	10,785.00
6/13/2008	400	21.58	8,632.00
6/13/2008	100	21.59	2,158.50
6/13/2008	1,300	21.59	28,067.00
6/13/2008	100	21.60	2,159.50
6/13/2008	4,000	21.60	86,400.00
6/13/2008	900	21.61	19,449.00
6/13/2008	1,100	21.62	23,782.00

6/13/2008	400	21.63	8,652.00
6/13/2008	1,900	21.64	41,116.00
6/13/2008	6,500	21.65	140,725.00

6/16/2008	400	20.96	8,384.00
6/16/2008	2,200	20.97	46,134.00
6/16/2008	1,800	20.98	37,764.00
6/16/2008	800	20.99	16,792.00
6/16/2008	11,500	21.00	241,500.00
6/16/2008	800	21.01	16,808.00
6/16/2008	1,100	21.03	23,133.00
6/16/2008	800	21.04	16,832.00
6/16/2008	300	21.05	6,315.00
6/16/2008	500	21.15	10,575.00
6/16/2008	400	21.16	8,464.00
6/16/2008	400	21.17	8,468.00
6/16/2008	1,200	21.18	25,416.00
6/16/2008	100	21.22	2,122.00
6/16/2008	200	21.23	4,246.00
6/16/2008	100	21.25	2,125.00
6/16/2008	2,400	21.26	51,024.00
6/16/2008	600	21.27	12,762.00
6/16/2008	4,800	21.30	102,240.00
6/16/2008	1,100	21.31	23,441.00
6/16/2008	100	21.33	2,133.00
6/16/2008	1,100	21.34	23,474.00

6/17/2008	2,700	20.70	55,890.00
6/17/2008	400	20.72	8,288.00
6/17/2008	9,600	20.75	199,200.00
6/17/2008	1,000	20.79	20,790.00
6/17/2008	1,000	20.80	20,800.00
6/17/2008	1,000	20.81	20,810.00
6/17/2008	1,000	20.82	20,820.00
6/17/2008	1,000	20.83	20,830.00
6/17/2008	1,000	20.84	20,840.00

6/17/2008	1,000	20.85	20,850.00
6/17/2008	1,000	20.86	20,860.00
6/17/2008	1,000	20.87	20,870.00
6/17/2008	1,000	20.88	20,880.00
6/17/2008	1,000	20.89	20,890.00
6/17/2008	1,100	20.90	22,990.00
6/17/2008	2,500	20.93	52,325.00
6/17/2008	2,500	20.94	52,350.00
6/17/2008	2,000	20.95	41,900.00
6/17/2008	900	20.96	18,864.00

6/18/2008	400	20.19	8,076.00
6/18/2008	1,400	20.20	28,280.00
6/18/2008	3,800	20.21	76,798.00
6/18/2008	645	20.22	13,041.90
6/18/2008	100	20.23	2,023.00
6/18/2008	700	20.24	14,168.00
6/18/2008	1,200	20.25	24,300.00
6/18/2008	1,700	20.26	34,442.00
6/18/2008	5,000	20.27	101,350.00
6/18/2008	900	20.28	18,252.00
6/18/2008	200	20.29	4,058.00
6/18/2008	500	20.30	10,150.00
6/18/2008	100	20.31	2,031.00
6/18/2008	300	20.34	6,102.00
6/18/2008	200	20.35	4,070.00
6/18/2008	400	20.36	8,144.00
6/18/2008	500	20.37	10,185.00
6/18/2008	1,600	20.38	32,608.00
6/18/2008	100	20.39	2,039.00
6/18/2008	100	20.40	2,040.00
6/18/2008	400	20.41	8,164.00
6/18/2008	3,100	20.42	63,302.00
6/18/2008	1,800	20.43	36,774.00
6/18/2008	700	20.44	14,308.00
6/18/2008	500	20.45	10,225.00

6/18/2008	700	20.46	14,322.00
6/18/2008	1,700	20.47	34,799.00
6/18/2008	200	20.48	4,096.00
6/18/2008	100	20.50	2,050.00
6/18/2008	100	20.52	2,052.00
6/18/2008	400	20.53	8,212.00
6/18/2008	800	20.55	16,440.00
6/18/2008	700	20.56	14,392.00
6/18/2008	700	20.60	14,420.00
6/18/2008	500	20.63	10,315.00
6/18/2008	55	20.69	1,137.95
6/18/2008	400	20.70	8,280.00

6/19/2008	1,900	19.92	37,848.00
6/19/2008	1,100	19.94	21,934.00
6/19/2008	3,300	19.96	65,868.00
6/19/2008	600	20.00	12,000.00
6/19/2008	4,200	20.01	84,042.00
6/19/2008	4,000	20.02	80,080.00
6/19/2008	1,900	20.03	38,057.00
6/19/2008	2,400	20.04	48,096.00
6/19/2008	100	20.05	2,005.00
6/19/2008	400	20.06	8,024.00
6/19/2008	200	20.08	4,016.00
6/19/2008	100	20.09	2,009.00
6/19/2008	900	20.10	18,090.00
6/19/2008	200	20.11	4,022.00
6/19/2008	300	20.12	6,036.00
6/19/2008	1,000	20.13	20,130.00
6/19/2008	500	20.14	10,070.00
6/19/2008	2,000	20.15	40,300.00
6/19/2008	2,800	20.16	56,448.00
6/19/2008	2,500	20.17	50,425.00

6/20/2008	700	19.59	13,713.00
6/20/2008	1,000	19.60	19,600.00

6/20/2008	600	19.61	11,766.00
6/20/2008	400	19.63	7,852.00
6/20/2008	6,100	19.65	119,865.00
6/20/2008	6,900	19.66	135,654.00
6/20/2008	5,100	19.67	100,317.00
6/20/2008	8,000	19.68	157,440.00
6/20/2008	5,500	19.69	108,295.00
6/20/2008	9,300	19.70	183,210.00

6/23/2008	14,000	19.65	275,100.00
6/23/2008	4,900	19.66	96,334.00
6/23/2008	2,600	19.67	51,142.00
6/23/2008	3,000	19.68	59,040.00
6/23/2008	1,400	19.69	27,566.00
6/23/2008	300	19.70	5,910.00
6/23/2008	1,200	19.71	23,652.00
6/23/2008	700	19.72	13,804.00
TOTAL	518,756		$10,189,884

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 5, 2007, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 8 million shares of Series A Common Stock in open market and privately negotiated purchases in order to increase its ownership percentage in the Issuer to approximately 82% (on a fully-diluted basis) for U.S. federal income tax purposes. This authorization supersedes all remaining ability to purchase Series A Common Stock under previous authorizations.

If both Hearst Broadcasting and the Issuer decide to purchase Series A Common Stock on the same day, and do so pursuant to Rule 10b-18 under the Exchange Act, they have agreed to aggregate their purchases, to use a single broker/dealer and to divide any such purchases between them equally.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher__________________
	Name:	James M. Asher
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher__________________
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

THE HEARST CORPORATION

By:	/s/ James M. Asher__________________
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

THE HEARST FAMILY TRUST

By:	/s/ Frank A. Bennack, Jr. _______________
	Name:	Frank A. Bennack, Jr.
	Title:	Trustee

SCHEDULE I

INFORMATION REGARDING THE DIRECTORS AND

EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND

HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst’s other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 300 West 57th Street, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are U.S. citizens.

Name	Present Office/Principal Occupation or Employment
HEARST
George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.*	Chief Executive Officer, Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Victor F. Ganzi*	Trustee

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.; Vice President, West Coast Realties Division, Hearst Communications, Inc.

William R. Hearst, III* (3) Steven A. Hobbs (4)	Director; Partner: Kleiner, Perkins, Caufield & Byers Vice President; Executive Vice President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

George B. Irish David L. Kors	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc. Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner Roger P. Paschke	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc. Vice President, Chief Investment Officer
Virginia Hearst Randt*	Director

Debra Shriver	Vice President

HEARST BROADCASTING
John G. Conomikes* (1)	President, Director
James M. Asher	Vice President
David J. Barrett*	Vice President, Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.
Eve B. Burton	Vice President
Ronald J. Doerfler	Vice President, Treasurer
Catherine A. Bostron	Secretary
Frank A. Bennack, Jr.*	Director
George R. Hearst, Jr.*	Director
William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers
Gilbert C. Maurer* (1)	Director

HEARST HOLDINGS
George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.*	Chief Executive Officer, Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.; Vice President, West Coast Realties Division, Hearst Communications, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

_________________________________

(1)	Self-employed, non-employed or retired
(2)	5 Third Street

Suite 200

San Francisco, CA 94103

(3)	765 Market Street, #34D

San Francisco, CA 94103

(4)	Steven A. Hobbs is a dual U.S./U.K. citizen.